Filed pursuant to Rule 433

Registration Statement No. 333-143095

November 10, 2009

NuStar Energy L.P.

Pricing Sheet—November 10, 2009

5,000,000 Common Units Representing Limited Partner Interests

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 9, 2009 relating to these securities.

Units offered:	5,000,000 common units

Offering price:	$52.45 per common unit

Option to purchase additional units:	750,000 additional common units offered by the Partnership (30 days)

Proceeds, net of underwriting discounts and commissions:	$251,350,500 to the Partnership (excluding option to purchase additional common units) or $289,053,075 to the Partnership (including exercise of option to purchase additional common units in full)

Trade date:	November 10, 2009

Settlement date:	November 13, 2009 (T+2)

Issuer symbol:	NS

Exchange:	NYSE

CUSIP:	67058H 10 2

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated; UBS Securities LLC; Credit Suisse Securities (USA) LLC; Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.; Citigroup Global Markets Inc.; Goldman, Sachs & Co.; J.P. Morgan Securities Inc.; Deutsche Bank Securities Inc.; Oppenheimer & Co. Inc.; Raymond James & Associates, Inc.; Tudor, Pickering, Holt & Co. Securities, Inc.

Underwriter relationships:	Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. Additionally, affiliates of certain of the underwriters are lenders under our revolving credit facility and may receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under that credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold, on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectuses and the related prospectus supplement if you request them by calling Morgan Stanley & Co. Incorporated toll-free at (866) 718-1649, UBS Securities LLC at (888) 827-7275, Credit Suisse Securities (USA) LLC at (800) 221-1037 or Wells Fargo Securities, LLC at (800) 326-5897.